Exhibit 99.2

Unaudited Financial Information for the Three Months and Nine Months Ended September 30, 2020 of Kenon and
OPC and Reconciliation of Certain non-IFRS Financial Information

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Financial Position as of September 30, 2020 and December 31, 2019

	As of September 30,	As of December 31,
	2020	2019
	$ millions
Current assets
Cash and cash equivalents	432	147
Short-term deposits and restricted cash	16	33
Trade receivables	33	39
Short-term derivative instruments	1	-
Other current assets	19	40
Asset held for sale	-	70
Total current assets	501	329
Non-current assets
Investments in associated companies	137	120
Long-term investment	230	-
Long-term deposits and restricted cash	100	77
Other non-current assets	39	88
Long-term derivative instruments	1	2
Deferred payment receivable	217	204
Deferred taxes, net	3	2
Property, plant and equipment, net	720	668
Intangible assets, net	1	1
Right-of-use assets, net	84	17
Total non-current assets	1,532	1,179
Total assets	2,033	1,508
Current liabilities
Current maturities of loans from banks and others	48	46
Short-term derivative instruments	7	6
Current tax liabilities	10	-
Trade and other payables	68	52
Current maturities of lease liabilities	16	1
Total current liabilities	149	105
Non-current liabilities
Long-term loans from banks and others	533	504
Debentures	181	73
Deferred taxes, net	80	79
Non-current tax liabilities	31	29
Other non-current liabilities	-	1
Long-term derivative instruments	8	-
Long-term lease liabilities	5	5
Total non-current liabilities	838	691
Total liabilities	987	796
Equity
Share capital	602	602
Translation reserve	(2)	18
Capital reserve	5	14
Accumulated profit/(loss)	355	(11)
Equity attributable to owners of the Company	960	623
Non-controlling interests	86	89
Total equity	1,046	712
Total liabilities and equity	2,033	1,508

 Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Profit & Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2020	2019	2020	2019
	$ millions		$ millions
Revenue	282	284	117	102
Cost of sales and services (excluding depreciation and amortization)	(202)	(195)	(84)	(69)
Depreciation	(23)	(23)	(9)	(8)
Gross profit	57	66	24	25
Selling, general and administrative expenses	(28)	(25)	(10)	(7)
Other income	2	6	1	5
Operating profit	31	47	15	23
Financing expenses	(24)	(22)	(11)	(6)
Financing income	13	14	5	5
Financing expenses, net	(11)	(8)	(6)	(1)
Net gains/(losses) related to changes of interest in Qoros	304	(11)	10	(3)
Share in profit/(losses) of associated companies, net	45	(18)	46	(3)
Profit before income taxes	369	10	65	16
Income taxes	(8)	(14)	(3)	(7)
Profit/(loss) for the period from continuing operations	361	(4)	62	9
Gain/(loss) for the period from discontinued operations
-Recovery of retained claims, net	8	26	8	26
-Other	-	(1)	-	-
	8	25	8	26
Profit for the period	369	21	70	35
Attributable to:
Kenon's shareholders	362	9	67	28
Non-controlling interests	7	12	3	7
Profit for the period	369	21	70	35
Basic/diluted profit/(loss) per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit per share	6.72	0.16	1.25	0.53
Basic/diluted profit/(loss) per share from continuing operations	6.56	(0.30)	1.09	0.05
Basic/diluted profit per share from discontinued operations	0.16	0.46	0.16	0.48

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows
For the nine months ended September 30, 2020 and 2019

	For the nine months ended September 30,
	2020	2019
	$ millions
Cash flows from operating activities
Profit for the period	369	21
Adjustments:
Depreciation and amortization	23	23
Financing expenses, net	11	8
Share in (profit)/losses of associated companies, net	(45)	18
Net (gains)/losses related to changes of interest in Qoros	(304)	11
Gain on sale of property, plant and equipment	(2)	-
Recovery of retained claims, net	(8)	-
Share-based payments	1	1
Income taxes	8	19
	53	101
Change in trade and other receivables	11	(18)
Change in trade and other payables	19	16
	83	99
Income taxes paid, net	-	(3)
Net cash provided by operating activities	83	96

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
For the nine months ended September 30, 2020 and 2019

	For the nine months ended September 30,
	2020		2019
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	17		(18)
Investment in long-term deposits, net	(23)		(20)
Sale of subsidiary, net of cash disposed off	-		1
Acquisition of property, plant and equipment	(50)		(24)
Deferred consideration in respect of acquisition of subsidiary	(13)		-
Proceeds from sale of interest in Qoros	220		-
Recovery of retained claims, net	10		5
Income tax paid	-		(6)
Long-term advance deposits and prepaid expenses	(54)		-
Interest received	1		2
Payments of transactions in derivatives, net	(2)		(1)
Net cash provided/(used in) by investing activities	106		(61)

Cash flows from financing activities
Repayment of long-term loans, debentures, derivative financial instruments and lease liabilities	(34)		(14)
Proceeds from long-term loans	58		-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests		-	76
Proceeds from issuance of debentures, less issuance expenses	111		-
Short-term credit from banks and others, net	(7)		(4)
Acquisition of non-controlling interests	(8)		-
Payment in respect of derivative financial instruments, net	(4)		-
Dividends paid to holders of non-controlling interests	(6)		(7)
Interest paid	(17)		(15)
Net cash provided by financing activities	93		36

Increase in cash and cash equivalents	282		71
Cash and cash equivalents at beginning of the period	147		131
Effect of exchange rate fluctuations on balances of cash and cash equivalents	3		8
Cash and cash equivalents at end of the period	432		210

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the nine months ended September 30, 2020
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	$ millions
Revenue	281	-	-	1	282
Depreciation and amortization	(23)	-	-	-	(23)
Financing income	1	-	-	12	13
Financing expenses	(24)	-	-	-	(24)
Net gains related to changes of interest in Qoros	-	304	-	-	304
Share in (losses)/profit of associated companies	-	(6)	51	-	45
Profit before taxes	19	298	51	1	369
Income taxes	(7)	-	-	(1)	(8)
Profit from continuing operations	12	298	51	-	361
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the nine months ended September 30, 2019
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	$ millions
Revenue	284	-	-	-	284
Depreciation and amortization	(23)	-	-	-	(23)
Financing income	2	-	-	12	14
Financing expenses	(22)	-	-	-	(22)
Recovery of financial guarantee	-	11	-	-	11
Fair value loss on put option	-	(22)	-	-	(22)
Share in losses of associated companies	-	(13)	(5)	-	(18)
Profit / (Loss) before taxes	39	(24)	(5)	-	10
Income taxes	(11)	-	-	(3)	(14)
Profit / (Loss) from continuing operations	28	(24)	(5)	(3)	(4)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended September 30, 2020
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	$ millions
Revenue	117	-	-	-	117
Depreciation and amortization	(9)	-	-	-	(9)
Financing income	-	-	-	5	5
Financing expenses	(11)	-	-	-	(11)
Net gains related to changes of interest in Qoros	-	10	-	-	10
Share in profit of associated companies	-	-	46	-	46
Profit before taxes	8	10	46	1	65
Income taxes	(3)	-	-	-	(3)
Profit from continuing operations	5	10	46	1	62
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended September 30, 2019
	OPC	Quantum[1]	ZIM	Other[2]	Consolidated Results
	$ millions
Revenue	102	-	-	-	102
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	1	-	-	4	5
Financing expenses	(6)	-	-	-	(6)
Net gains related to changes of interest in Qoros	-	(3)	-	-	(3)
Share in losses of associated companies	-	(5)	2	-	(3)
Profit / (Loss) before taxes	20	(8)	2	2	16
Income taxes	(6)	-	-	(1)	(7)
Profit / (Loss) from continuing operations	14	(8)	2	1	9
____________________________________
(1)          Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)          Includes the results of Primus; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

 Information regarding associated companies

	Asset held for sale	Carrying amounts of investment in associated companies		Equity in the net earnings / (losses) of associated companies
	as at	as at		For the nine months ended			for the three months ended
	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$ millions	$ millions		$ millions			$ millions
ZIM	-	137	84	51	(5)	46	2
Qoros	70	-	36	(6)	(13)	-	(5)
	70	137	120	45	(18)	46	(3)

Appendix B

Summary OPC consolidated financial information1

 Summary Data from OPC’s Consolidated Statement of Income
	For the nine months ended September 30,		For the three months ended September 30,
	2020	2019	2020	2019
	$ millions		$ millions

Revenue	281	284	117	102
Cost of sales (excluding depreciation and amortization)	(202)	(195)	(84)	(69)
Depreciation and amortization	(23)	(23)	(9)	(8)
Gross profit	56	66	24	25
Selling, general and administrative expenses	(13)	(12)	(5)	(4)
Other income	-	5	-	4
Financing expenses, net	(24)	(20)	(11)	(5)
Profit before taxes	19	39	8	20
Taxes on income	(7)	(11)	(3)	(6)
Net profit for the period	12	28	5	14
Attributable to:
Equity holders of the company	6	20	3	10
Non-controlling interest	6	8	2	4
Net profit for the period	12	28	5	14
____________________________________
(1)          Translations of NIS amounts into US Dollars use a rate of 3.47: 1 for 2020 and 3.59: 1 for 2019.

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the nine months ended September 30,		For the three months ended September 30,
	2020	2019	2020	2019
	$ millions		$ millions
Cash flows provided by operating activities	88	115	37	41
Cash flows used in investing activities	(126)	(61)	(25)	(2)
Cash flows provided by financing activities	94	29	14	30
Increase in cash and cash equivalents	56	83	26	69
Cash and cash equivalents at end of the period	172	180	172	180
Investments in property, plant and equipment	50	24	25	5
Total depreciation and amortization	23	23	9	8

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	September 30, 2020	December 31, 2019
	$ millions
Total financial liabilities[1]	763	622
Total monetary assets[2]	234	152
Total equity attributable to the owners	221	228
Total assets	1,194	1,011
 ____________________________________
(1)	Including loans from banks and others and debentures
(2)	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the nine months ended September 30,
	2020	2019
	$ millions
Net profit for the period	12	28	[1]
Depreciation and amortization	23	23
Financing expenses, net	24	20
Income tax expense	7	11
EBITDA	66	82
____________________________________
(1) Includes non-recurring revenue of $4 million.

	For the three months ended September 30,
	2020	2019
	$ millions
Net profit for the period	5	14	[1]
Depreciation and amortization	9	8
Financing expenses, net	11	5
Income tax expense	3	6
EBITDA	28	33
____________________________________
(1) Includes non-recurring revenue of $4 million.

Appendix D

Summary Financial Information of OPC and its Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC and its subsidiaries as of September 30, 2020:

As at September 30, 2020	OPC-Rotem	OPC-Hadera	OPC Energy	Other	Total

Debt (including accrued interest)	325	205	194	39	763
Cash and cash equivalents and short-term deposits	77	2	82	11	172
Debt service reserves (out of restricted cash)	22	13	27	-	62

The table below sets forth debt, cash and cash equivalents, deposits and debt service reserves for OPC and its subsidiaries as of December 31, 2019 (in $ millions):

As at December 31, 2019	OPC-Rotem	OPC-Hadera	OPC Energy	Other	Total

Debt (including accrued interest)	346	194	82	-	622
Cash and cash equivalents and short-term deposits	33	3	74	1	111
Debt service reserves (out of restricted cash)	22	-	19	-	41

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the OPC-Rotem plant and the OPC-Hadera energy center (kWh in millions):

	For the nine months ended September 30,		For the three months ended September 30,
	2020	2019	2020	2019
Sales to private customers	3,057	2,982	1,200	991
Sales to the system administrator	115	54	7	6
Total sales	3,172	3,036	1,207	997

	For the nine months ended September 30,		For the three months ended September 30,
	2020	2019	2020	2019
Net generation of electricity	2,958	2,829	1,048	897
Purchase of electricity from the system administrator	214	207	159	100
Total volume of electricity generated and purchases from the system administrator	3,172	3,036	1,207	997

	For the nine months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	In thousands of tonnes
Net generation of electricity and purchases during dispatch reduction – OPC Rotem	2,692	2,766	826	876
Net generation – OPC Hadera (energy center)	266	63	222	21
Total volume of electricity generated and purchases from the system administrator	2,958	2,829	1,048	897

	For the nine months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	In thousands of tonnes
Steam Generation	544	574	159	186